Exhibit (d)(26)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Robeco Institutional Asset Management US Inc.

Dated November 2, 2020, as amended January 13, 2021

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

Emerging Markets Equity Fund

The fee schedule below will be applied to the sum of the average daily value of the Assets of the SET Institutional International Trust Emerging Markets Fund and the average daily value of the assets of any other SET mutual fund or account to which the Sub-Adviser may now or in the future provide investment advisory/portfolio management services pursuant to an Emerging Markets mandate (each a “Emerging Market Equity Fund” collectively the “Emerging Markets Equity Funds”. The pro rata portion of the total fee (as determined pursuant to this paragraph) attributable to each Emerging Markets Equity Fund will be based on the relative values of the average daily Assets of the Emerging Markets Equity Funds managed by the Sub-Adviser (as set forth below):

[Redacted]

As of the Commencement Date of the Agreement the Emerging Markets Equity Funds are as follows:

•	SET GMF the SET Emerging Markets Equity Fund;

•	SET Emerging Markets Equity Fund (Canada);

•	SET Institutional International Trust Emerging Markets Equity Fund; and

•	SET Institutional TN vestments Trust Emerging Markets Equity Fund.

Agreed and Accepted:

SEI Investments Management Corporation	Robeco Institutional Asset Management U.S. Inc

By:	By:

Name:	Name:

Title:	Title:

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